# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FLAGSTAR BANK, NATIONAL ASSOCIATION, CIK 0000910073
CUSIP: 649445400
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 102 DUFFY AVENUE, HICKSVILLE, New York (NY), 11801
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001731503

## Reporting persons
- RCP Eagle Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 35,981,113; sole dispositive power 0; shared dispositive power 35,981,113; aggregate amount beneficially owned 35,981,113 (8.65% of the class)
  Comment: Calculated based on 415,755,877 shares of Common Stock as disclosed in the Quarterly Report on Form 10-Q (the "Form 10-Q") filed with the Securities and Exchange Commission (the "SEC") on November 6, 2025.
- RCP Eagle Holdings GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 35,981,113; sole dispositive power 0; shared dispositive power 35,981,113; aggregate amount beneficially owned 35,981,113 (8.65% of the class)
  Comment: Calculated based on 415,755,877 shares of Common Stock as disclosed in the Form 10-Q filed with the SEC on November 6, 2025.
- RCP GenPar HoldCo LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 35,981,113; sole dispositive power 0; shared dispositive power 35,981,113; aggregate amount beneficially owned 35,981,113 (8.65% of the class)
  Comment: Calculated based on 415,755,877 shares of Common Stock as disclosed in the Form 10-Q filed with the SEC on November 6, 2025.

## Item 1. Issuer
Name of issuer: FLAGSTAR BANK, NATIONAL ASSOCIATION
Address of issuer's principal executive offices: 102 Duffy Avenue, Hicksville, New York 11801

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) RCP Eagle Holdings LP ("RCP Eagle")
(ii) RCP Eagle Holdings GP LLC ("RCP Eagle GP")
(iii) RCP GenPar HoldCo LLC ("GenPar HoldCo")
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is c/o Reverence Capital Partners, L.P., 590 Madison Avenue, 29th Floor, New York, New York 10022.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

RCP Eagle directly holds the reported securities. RCP Eagle GP is the general partner of RCP Eagle and, as a result, may be deemed to beneficially own the securities directly held by RCP Eagle. Further, 100% of the outstanding equity interests of RCP Eagle GP are held by Reverence Capital Partners Opportunities Fund V (PE Fund III) GP, L.P. ("Fund V GP"). Reverence Capital Partners Opportunities Fund V (PE Fund III) GP, LLC ("Fund V GP LLC") is the general partner of Fund V GP. Reverence Capital Partners, L.P. is the managing member of Fund V GP LLC, while RCP GenPar LP ("GenPar LP") holds 100% of the outstanding equity interests in Fund V GP LLC and GenPar HoldCo is the general partner of GenPar LP. Accordingly, each of the foregoing (the "RCP Indirect Entities") may be deemed to have beneficial ownership of the reported securities directly held by RCP Eagle. Decisions with respect to the voting and disposition of the reported securities are made by the majority vote of an investment committee. Each of Milton Berlinski, Peter Aberg and Alexander Chulack, as members of the investment committee, may be deemed to share voting and dispositive power with respect to the reported securities but disclaim such beneficial ownership.

Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission by RCP Eagle, or any of the RCP Indirect Entities or members of the investment committee that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the RCP Indirect Entities and such investment committee members.
Percent of class:
See responses to row 11 on each cover page.

The Reporting Persons beneficially own 35,981,113 shares of Common Stock, representing 8.65% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are calculated assuming 415,755,877 Common Stock outstanding as reported by the Issuer in the Form 10-Q.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of January 30, 2026, by and among the Reporting Persons.

## Signatures
- RCP Eagle Holdings LP: /s/ Milton R. Berlinski, Milton R. Berlinski / Authorized Signatory (01/30/2026)
- RCP Eagle Holdings GP LLC: /s/ Milton R. Berlinski, Milton R. Berlinski / Authorized Signatory (01/30/2026)
- RCP GenPar HoldCo LLC: /s/ Milton R. Berlinski, Milton R. Berlinski / Authorized Signatory (01/30/2026)
Comment: RCP EAGLE HOLDINGS LP, By: RCP Eagle Holdings GP LLC, Its: General Partner. RCP EAGLE HOLDINGS GP LLC, By: Reverence Capital Partners Opportunities Fund V (PE Fund III) GP, L.P., Its: Member, By: Reverence Capital Partners Opportunities Fund V (PE Fund III) GP, LLC, Its: General Partner.